82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 17 AM 7:21

Santos

04012839

SUPPL

Date: Mon 16 Feb 2004 12:06:14 AM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos achieves high value reserves growth in 2003

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Number of pages (incl. cover sheet): 5

dw 2/17

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newsrelease

Santos

www.santos.com

16 February 2004

Santos achieves high value reserves growth in 2003

Santos Limited today announced 148% (80 million barrels of oil equivalent) replacement in Proven (1P) reserves at a world-class average cost of US$5.62 per barrel of oil equivalent for the year ended 31 December 2003.

It follows the 119% reserves replacement achieved in 2002.

Santos' Proven reserves at the end of 2003, after 54.2 million barrels of oil equivalent (mmboe) of production and after divestments, totalled 338 mmboe, compared with 312 mmboe at the end of 2002. (on a net entitlement basis).

Oil and natural gas liquids comprised 29% per cent of 1P reserves. Around 30 per cent of 1P reserves were located in the Cooper Basin at the end of the year, where the Company's strategy is to convert Proven and Probable (2P) reserves to 1P on a just-in-time basis to maximise shareholder value.

"This is the second successive year of positive revisions in Proven reserves since the Company commenced reporting Proven reserves at the end of 2001," Santos' Managing Director, Mr John Ellice-Flint, said today.

"Significantly, we have been able to achieve the target we set three years ago of 150% proven reserves replacement by the end of 2003 and at a world-class cost. At the same time the quality of our reserves is increasing," he said.

"Of 1P reserve additions, 88% were through the drill-bit, 45% resulting from drilling in 2003.

"In 2003 we also achieved our key target of converting 2P to 1P reserves.

"Going forward the focus will be on converting our substantial Proven, Probable and Possible (3P) reserves and Contingent Resources to 2P and 1P reserves."

Competitive average cost

Santos achieved a world-class reserve replacement performance in 2003 replacing 1P reserves at a competitive average cost of US$5.62 per barrel of oil equivalent (boe) or US$0.97 per thousand cubic feet equivalent (mcfe).

Average finding costs during the year averaged US$1.77 per boe (US$0.30 per mcfe).

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Developed Reserves

Developed 1P reserves in the Cooper Basin at the end of 2003 were 79% of total Cooper Basin 1P reserves.

For the Company as a whole Proven Developed reserves were 43% of total proven reserves. Santos has a significant number of approved or sanctioned growth projects under development, which will convert Proven Undeveloped reserves in other areas to Proven Developed over the next two years.

Proven plus Probable reserves (2P)

2P reserves declined during the year from 710 mmboe at the end of 2002 to 636 mmboe at the end of 2003 (on a net entitlement basis).

Additions came from gas commercialisation/appraisal (25 mmboe) and acquisitions (24 mmboe). Reductions resulted from production, divestments of the Bentu gas field in Indonesia and a portion of the Company's interest in Bayu-Undan (40 mmboe), the reclassification of 2P reserves in the Reindeer field and field revisions in the Cooper Basin, East Spar and in the United States (29 mmboe).

Contingent resources increase

Contingent resources (best estimate) increased from 1,233 mmboe at the end of 2002 to 1,450 mmboe at the end of 2003.

Reserves reported on net entitlement basis

Reflecting the increasing share of its reserves in Production Sharing Contracts (PSCs) in Timor-Leste and Indonesia, Santos is reporting its reserves in PSCs on a net entitlement basis for the first time. This is consistent with leading international practice.

In PSCs, the State maintains ownership of the hydrocarbons and provides the PSC parties with an entitlement to a portion of the hydrocarbons (net entitlement or economic interest). Accordingly, a company's net entitlement to production in a PSC is lower than its working interest in a permit. For comparison purposes 2002 reserve estimates have also been adjusted to a net entitlement basis.

Reserves process

Santos' reserves estimation processes are audited annually by international oil and gas consultants, Gaffney Cline and Associates. The guidelines conform to reserve definitions of the Australian Stock Exchange, the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC).

Reserves glossary

Proven reserves are those reserves that, to a high degree of confidence (90%) are recoverable.

Proven Developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods.

Proven undeveloped reserves require development. Santos has substantial development projects underway, notably the Bayu-Undan liquids and LNG projects, the Mutineer-Exeter oil project and gas projects in Australia, the reserves of which are proven but not yet fully developed.

Proven and Probable reserves are those reserves that are more likely than not (50% probability) to be recovered.

Reserves are discovered and commercial. Contingent resources are discovered but sub-commercial hydrocarbon resources. Development may be pending, on-hold or not currently viable.

Reserve replacement cost per barrel of oil equivalent equals exploration, delineation and development expenditure per annum divided by reserve additions net of acquisitions and divestments. Development includes all development and fixed asset expenditure net of stay-in-business and corporate capital expenditure.

Finding cost per barrel of oil equivalent equals exploration and delineation expenditure per annum divided by reserve additions net of acquisitions and divestments.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:

Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:

Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

RESERVES (SANTOS SHARE) (mmboe)

	Year End 2002	Production	Revisions	Expl/Acq Adds	Year End 2003
Proven (1P)	312	-54	7	74	338
Proven plus Probable (2P)	710	-54	-29	9	636
Contingent Resources	1,233		194	-23	1,450

PROVEN plus PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY (mmboe)

	Sales gas (inc. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Estimated reserves year end 2002	2,954	113	58	4,185	710
Production	-222	-11	-3	-241	-54
Exploration	3	0	0	0	0
Commercialisation	148	0	0	3	25
Acquisitions/Divestments	-84	3	-3	-179	-16
Revisions	-129	-3	-3	-163	-29
Estimated reserves year end 2003	2,670	102	48	3,605	636

PROVEN plus PROBABLE RESERVES (SANTOS SHARE) YEAR END 2003 BY AREA (mmboe)

Area	Sales gas (inc. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Cooper Basin	1,217	22	16	2,044	264
Onshore Northern Territory	155	3	1	0	31
Offshore Northern Territory	263	1	23	1,387	79
Eastern Queensland	269	0	0	22	47
Southern Australia	230	0	2	152	43
Carnarvon Australia	432	71	5	0	149
PNG	0	1	0	0	1
Indonesia	48	3	0	0	11
Santos USA	55	0	1	0	11
Total	**2,670**	**102**	**48**	**3,605**	**636**

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 17 AM 7:21

Santos

Date: Sun 15 Feb 2004 05:58:47 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: First liquids from Bayu-Undan project

Number of pages (incl. cover sheet): 4

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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newsrelease

Santos

www.santos.com

15 February 2004

First liquids from Bayu-Undan project

The Operator of the Bayu Undan project in the Timor Sea, ConocoPhillips, has announced that first liquids production has been achieved, on schedule, from the Gas Recycle (Liquids) phase of the project. This follows successful commissioning and start-up.

A copy of the ConocoPhillips release is enclosed.

The Operator anticipates that gas recycling (gas reinjection and increasing liquids production), will occur on schedule in April 2004. Full daily design rates of 1.1 billion cubic feet of gas, 115,000 barrels of combined condensate, propane and butane plus 950 million cubic feet of dry gas (for re-injection) are scheduled by the third quarter of 2004.

The Liquids project involves extracting and processing wet gas to remove condensate, propane and butane (liquids) before re-injecting dry gas back into the reservoir for later use. The liquids are then loaded onto a floating storage and offloading facility.

Santos, with a 10.6 per cent interest, is the only Australian-owned company involved in the world class project which is located in the Timor Sea. ConocoPhillips with a 56.7% interest operates the Bayu-Undan project.

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Interests in the total Bayu-Undan project are:

ConocoPhillips (Operator)	56.72%
ENI	12.04%
Santos Group	10.64%
INPEX	10.52%
Tokyo Electric Power Company, Incorporated/ Tokyo Gas Co., Ltd.	10.08%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

ConocoPhillips

600 North Dairy Ashford (77079-1175)
P. O. Box 2197
Houston, TX 77252-2197
Phone 281.293.1000
www.conocophillips.com

NEWS RELEASE

ConocoPhillips Announces First Liquids Production from Bayu-Undan

HOUSTON, Feb. 13, 2004 --- ConocoPhillips [NYSE:COP] today announced that first liquids production began February 10 from the Bayu-Undan field in the Timor Sea Joint Petroleum Development Area (JPDA).

Liquids production is the first phase in this two-phase project. In this first phase, the Bayu-Undan gas recycle facility will produce and process wet gas; separate and store condensate, propane and butane; and re-inject dry gas back into the reservoir. Full daily design rates of 1.1 billion cubic feet of gas; 115,000 barrels of combined condensate, propane and butane; and 950 million cubic feet of dry gas recycled into the reservoir are anticipated to be reached by the third quarter of 2004.

Bayu-Undan is a gas condensate field that contains estimated recoverable hydrocarbons of 400 million barrels of condensate and liquefied petroleum gas and 3.4 trillion cubic feet of natural gas. The field straddles production sharing contract areas 03-12 and 03-13 in the JPDA between Timor-Leste and Australia. It is located in 80 meters of water about 250 kilometers south of Suai, Timor-Leste, and 500 kilometers northwest of Darwin, Australia.

The second phase is a liquefied natural gas (LNG) project. It is expected to be complete in early 2006, at which time the first LNG cargo from the 3.52 million-ton-per-year facility is scheduled for delivery. It will involve a gas pipeline from the Bayu-Undan field to a LNG facility at Wickham Point, near Darwin. Approvals for this phase have been received and construction of the project has already begun. A binding Heads of Agreement was signed in 2002 with The Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd. detailing the terms of sale of 3 million tons per year of LNG. The agreement covers a 17-year period and commits nearly 100 percent of the proven natural gas reserves of the field.

ConocoPhillips is the operator of the Bayu-Undan project, with a current participating interest of 56.72 percent (this includes 8.25 percent interest held by Petroz). Co-venturers and their current participating interests are: Eni Australia, 12.04 percent; Santos, 10.64 percent; INPEX, 10.53 percent; Tokyo Electric Power Company, Incorporated and Tokyo Gas Co., Ltd, an aggregate of 10.08 percent.

ConocoPhillips is an integrated petroleum company with interests around the world. Headquartered in Houston, the company had approximately 39,000 employees, $82.5 billion of assets, and $105 billion of revenues as of Dec. 31, 2003. For more information, go to www.conocophillips.com.

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CONTACTS:

Linsi Crain (media)	281-293-1045
Clayton Reasor (investors)	212-207-1996